                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           SmarTalk TeleServices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00083169A1
                                 --------------
                                 (CUSIP Number)


                                 Not Applicable(1)
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)

               [X] Rule 13d-1(c)

               [ ] Rule 13d-1(d)


               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

--------
1/ Conversion from Schedule 13D under Rule 13d-1(c).

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        William R. Harger

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [ ]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

United States

                             5.     SOLE VOTING POWER
NUMBER OF
                                    1,896,097.70
 SHARES

BENEFICIALLY                 6.     SHARED VOTING POWER

OWNED BY                            0

EACH                         7.     SOLE DISPOSITIVE POWER

REPORTING                           1,896,097.70

PERSON                       8.     SHARED DISPOSITIVE POWER

WITH                                0

----------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        1,896,097.70

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES    [ ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.5%

12.     TYPE OF REPORTING PERSON

        IN

ITEM
1.

(a)     SmarTalk TeleServices, Inc.
(b)     1640 South Sepulveda Boulevard
        Suite 500
        Los Angeles, California 90025



ITEM 2.

(a)     William R. Harger
(b)     P.O. Box 2510
        Windermere, FL 34786
(c)     USA
(d)     Common Stock, no par value
(e)     00083169A1

ITEM 3.



        If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]


ITEM 4.  Ownership.

        (a)       Amount Beneficially owned: 1,896,097.70
        (b)       Percent of Class: 8.5%
        (c)       Number of shares as to which undersigned has:

                  (i)       Sole power to vote or direct the
                            vote: 1,896,097.70
                  (ii)      Shared power to vote or direct the
                            vote: 0
                  (iii) Sole power to dispose or to direct the disposition: 1,896,097.70
                  (iv)      Shared power to dispose or to direct the
                            disposition:  0

ITEM 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9.  Notice of Dissolution of Group.

        Not applicable.

ITEM 10.  Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                   Date:                        April 28, 1998




                                                /s/ William R. Harger
                                                --------------------------------
                                                WILLIAM R. HARGER